Filed Pursuant to Rule 433
Registration No. 333-156435
September 29, 2009

Entergy Gulf States Louisiana, L.L.C.

$300,000,000
First Mortgage Bonds,
5.59% Series due October 1, 2024

Final Terms and Conditions

September 29, 2009

Issuer:	Entergy Gulf States Louisiana, L.L.C.

Market Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (positive outlook) by Moody’s Investors Service BBB+ (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	September 29, 2009

Settlement Date (T+3):	October 2, 2009

Principal Amount:	$300,000,000

Coupon:	5.59%

Coupon Payment Dates:	April 1 and October 1 of each year

First Payment Date:	April 1, 2010

Final Maturity:	October 1, 2024

Redemption Provisions:	Make-whole call at any time at a discount rate of Treasury plus 40 bps

UST Benchmark:	3.625% due August 15, 2019

Spread to UST Benchmark:	+230 bps

Treasury Price:	102 – 23+

Treasury Yield:	3.298%

Re-offer Yield:	5.598%

Issue Price to Public:	99.920%

Joint Book-Running Managers:	Barclays Capital Inc.
Calyon Securities (USA) Inc.
Mizuho Securities USA Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
Mitsubishi UFJ Securities (USA), Inc.
Blaylock Robert Van, LLC
The Williams Capital Group, L.P.

CUSIP / ISIN:	29365P AP7 / US29365PAP71
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) Calyon Securities (USA) Inc. toll free at 1-866-807-6030, or (iii) Mizuho Securities USA Inc. toll free at 1-866-271-7403.